Exhibit 21.1

Legal Name	Jurisdiction of Incorporation	Percentage Owned

ARI Logistics B.V.	Netherlands	100%
Better Life Holdings, LLC	Delaware	100%
Banana G’s LLC	Delaware	50%
Conscious B.V.	Netherlands	100%
Global Pacific Holdings LLC	Delaware	100%
Greenlane Holdings, LLC	Delaware	100%
Greenlane Holdings EU B.V.	Netherlands	100%
GS Fulfillment LLC	Delaware	100%
HSCM LLC	Delaware	100%
HS Products LLC	Delaware	100%
KCH Distribution Inc	Canada	100%
KIM International, LLC	California	100%
Kush Energy, LLC	Colorado	100%
Kush Supply Co. LLC	Nevada	100%
Merger Sub Gotham 2, LLC (successor to KushCo Holdings, Inc.)	Delaware	100%
Pollen Gear LLC	Delaware	100%
Rocketmang LLC	Delaware	100%
Shavita B.V.	Netherlands	100%
South Atlantic Holdings LLC	Delaware	100%
Vape World Distribution LTD	Canada	100%
Warehouse Goods LLC	Delaware	100%
Greenlane Subsidiary, Inc.	Delaware	100%
Vapor.com Holdings, LLC	Delaware	100%